Schedule 13D
CUSIP No. 03071L101                                 AmeriVest Properties, Inc.
------------------------------------------------------------------------------

                                                  -----------------------------
                                                           OMB APPROVAL
                                                  -----------------------------
                                                   OMB Number:       3235-0145
                                                   Expires:    October 31,2002
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                                                   hours per response....14.90
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)


                           AMERIVEST PROPERTIES, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.001
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    03071L101
-------------------------------------------------------------------------------
                                 (CUSIP Number)

-------------------------------------------------------------------------------
                            WILLIAM T. ATKINS, ET AL.
                       1780 S. BELLAIRE STREET, SUITE 515
                                DENVER, CO 80222
                                  303-297-1800
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 AUGUST 3, 2001
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. _____

      NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


            PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (03-00)

Schedule 13D
CUSIP No. 03071L101                                 AmeriVest Properties, Inc.
------------------------------------------------------------------------------


--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            William T. Atkins
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |X|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

            00
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            US
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    42,393
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   1,580,646
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   42,393
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     1,580,646
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,623,039
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)                                       |_|

            /
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            25.5%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            IN
--------------------------------------------------------------------------------

Schedule 13D
CUSIP No. 03071L101                                 AmeriVest Properties, Inc.
------------------------------------------------------------------------------


--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Alexander S. Hewitt
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |X|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

            00
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            US
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    61,046
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   1,480,646
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   61,046
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     1,480,646
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,541,692
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)                                       |_|

            /
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            24.3%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            IN
--------------------------------------------------------------------------------

Schedule 13D
CUSIP No. 03071L101                                 AmeriVest Properties, Inc.
------------------------------------------------------------------------------


--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Sheridan Investments, LLC
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |_|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

            00
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    1,184,963
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   0
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   1,184,963
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,184,963
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)                                       |_|

            /
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            18.7%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            CO
--------------------------------------------------------------------------------

Schedule 13D
CUSIP No. 03071L101                                 AmeriVest Properties, Inc.
------------------------------------------------------------------------------


--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Sheridan Development, LLC
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |_|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

            00
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    1,184,963
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   0
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   1,184,963
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,184,963
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)                                       |_|

            /
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            18.7%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            HC, CO
--------------------------------------------------------------------------------

Schedule 13D
CUSIP No. 03071L101                                 AmeriVest Properties, Inc.
------------------------------------------------------------------------------


--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Sheridan Realty Partners, L.P.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |_|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

            00
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    206,792
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   0
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   206,792
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            206,792
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)                                       |_|

            /
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.3%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            PN
--------------------------------------------------------------------------------

Schedule 13D
CUSIP No. 03071L101                                 AmeriVest Properties, Inc.
------------------------------------------------------------------------------


--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Sheridan Realty Corp.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |_|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

            00
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    206,792
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   0
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   206,792
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            206,792
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)                                       |_|

            /
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.3%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            HC, CO
--------------------------------------------------------------------------------

Schedule 13D
CUSIP No. 03071L101                                 AmeriVest Properties, Inc.
------------------------------------------------------------------------------


--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Sheridan Realty Advisors, LLC
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |_|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

            00
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    100,000
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   0
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   100,000
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            100,000
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)                                       |_|

            /
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.6%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            CO
--------------------------------------------------------------------------------

Schedule 13D
CUSIP No. 03071L101                                 AmeriVest Properties, Inc.
------------------------------------------------------------------------------


ITEM 1.     SECURITY AND ISSUER.

This statement relates to the common stock, $0.001 par value of AmeriVest Properties, Inc., a Maryland corporation, having its executive offices at 1780
S. Bellaire Street, Suite 515, Denver, CO 80222.

ITEM 2.     IDENTITY AND BACKGROUND.

The persons filing this statement are:

(a) William T. Atkins, a United States citizen, whose business address is 1780 S. Bellaire Street, Suite 515, Denver, CO 80222, Mr. Atkins is Chairman and CEO of the Issuer.

(b) Alexander S. Hewitt, a United States citizen, whose business address is 1780 S. Bellaire Street, Suite 515, Denver, CO 80222, Mr. Hewitt is Vice Chairman and a Vice President of the Issuer.

(c)   Sheridan Investments, LLC, a Delaware limited liability company
      ("SI"), whose business address is 1780 S. Bellaire Street, Suite 515, Denver, CO 80222. The principal business of SI is real estate investment, development, and management.

(d)   Sheridan Development, LLC, a Delaware limited liability company
      ("SD"), whose business address is 1780 S. Bellaire Street, Suite 515, Denver, CO 80222. The principal business of SD is real estate investment, development, and management. SD is the manager of SI. Mr. Atkins and Mr. Hewitt are co-managers of SD.

(e) Sheridan Realty Partners, L.P., a Delaware limited partnership ("SRP"), whose business address is 1780 S. Bellaire Street, Suite 515, Denver, CO 80222. The principal business of SRP is real estate investment, development, and management.

(f) Sheridan Realty Corporation, a Delaware corporation ("SRC"), whose business address is 1780 S. Bellaire Street, Suite 515, Denver, CO 80222. The principal business of SRC is real estate investment, development, and management. SRC is the general partner of SRP. Mr. Atkins is President of SRC and Mr. Hewitt is Executive Vice President of SRC.

(g) Sheridan Realty Advisors, LLC, a Delaware limited liability company ("SRA"), whose business address is 1780 S. Bellaire Street, Suite 515, Denver, CO 80222. The principal business of SRA is real estate investment redevelopment, and management. Mr. Atkins is a co-manager of SRA.

During the last five years, neither Mr. Atkins, Mr. Hewitt, SI, SD, SRP, SRC, nor SRA has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making either one of them subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Schedule 13D
CUSIP No. 03071L101                                 AmeriVest Properties, Inc.
------------------------------------------------------------------------------


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The transactions covered by this statement include:

(a) the purchase of common stock from Issuer on August 3, 2001, as part of a public offering by Issuer.

(b) the receipt of common stock under the Issuer's dividend reinvestment plan with respect to some or all of these transactions and other previously disclosed transactions.

ITEM 4.     PURPOSE OF TRANSACTION.

The purpose of this transaction is for investment. Item 3 is incorporated herein by reference.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

Items 3 and 4 are incorporated herein by reference.

(a)   Mr. Atkins beneficially owns and has the sole power to vote and dispose of
      (A) 34,185 shares of Issuer common stock held by him, (B) 208 shares of Issuer common stock held by his minor children, and (C) options to acquire an additional 12,000 shares of Issuer common stock (of which options with respect to 8,000 shares of Issuer common stock are reportable at this time).

(b) Mr. Hewitt beneficially owns and has the sole power to vote and dispose of 60,501 shares of Issuer common stock and warrants to acquire an additional 545 shares of Issuer common stock.

(c) Mr. Atkins and Mr. Hewitt are each one of five directors of Rock River Trust Company ("RRTC"), which beneficially owns 88,891 shares of Issuer common stock, as Trustee of various trusts. RRTC is an Illinois chartered trust company with a principal business address at 4709 44th Street, Suite 5, Rock Island, IL 61201. RRTC has not, during the last five years, been convicted in a criminal proceeding nor been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Neither Mr. Atkins nor Mr. Hewitt vote on any matters before the RRTC board of directors regarding the acquisition, voting, or disposition of such stock.
      Mr. Atkins and Mr. Hewitt disclaim beneficial ownership in such shares.

(d) Mr. Atkins and Mr. Hewitt are each one of five directors of and a shareholder in SRC, that is the general partner of SRP. SRP owns 206,792 shares of Issuer common stock. Mr. Atkins and Mr. Hewitt each disclaim beneficial ownership in such shares.

Schedule 13D
CUSIP No. 03071L101                                 AmeriVest Properties, Inc.
------------------------------------------------------------------------------


(e) Mr. Atkins and Mr. Hewitt are each co-manager of SD, the manager of SI. SI owns 1,184,963 shares of Issuer common stock.

(f) Mr. Atkins is a co-manager of SRA. SRA owns 100,000 shares of Issuer common stock.

(g) Mr. Atkins, therefore, has sole voting power and sole investment power over 42,393 shares of common stock and shared voting power and shared investment power over 1,580,646 shares of common stock, representing 25.5% of the sum of, pursuant to Rule 13d-3(d)(I)(i), (A) 6,350,796 outstanding shares of the Issuer, and (B) options to acquire 8,000 shares of Issuer common stock.

(h) Mr. Hewitt, therefore, has sole voting power and sole investment power over 61,046 shares of common stock and shared voting power and shared investment power over 1,480,646 shares of common stock, representing 24.3% of the sum of, pursuant to Rule 13d-3(d)(I)(i), (A) 6,350,796 outstanding shares of the Issuer, and (B) warrants to acquire 545 shares of Issuer common stock.

(i) SI, therefore, has sole voting power and sole investment power over 1,184,963 shares of common stock, representing 18.7% of 6,350,796 outstanding shares of the Issuer.

(j) SD, therefore, has sole voting power and sole investment power over 1,184,963 shares of common stock, representing 18.7% of 6,350,796 outstanding shares of the Issuer.

(k) SRP, therefore, has sole voting power and investment power over 206,792 shares of common stock, representing 3.3% of 6,350,796 outstanding shares of the Issuer.

(l) SRC, therefore, has sole voting power and investment power over 206,792 shares of common stock, representing 3.3% of 6,350,796 outstanding shares of the Issuer.

(m) SRA, therefore, has sole voting and investment power over 100,000 shares of common stock, representing 1.6% of 6,350,796 outstanding shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

(a) Mr. Atkins and Mr. Hewitt are business associates. Because their acquisition, voting, and disposition activities could cause them to be deemed to be a "group" (as defined in Section 13 of the Securities Exchange Act of 1934, as amended), Mr. Atkins and Mr. Hewitt have entered into an agreement evidencing that, unless and until either person decides otherwise, each will conduct his activities with respect to the Issuer's securities as if the two of them are a "group" (as defined in Section 13 of the Securities Exchange Act of 1934, as amended).

(b) Mr. Atkins and Mr. Hewitt each have also entered into a Subscription and Registration Rights Agreement between himself and the Issuer.

Schedule 13D
CUSIP No. 03071L101                                 AmeriVest Properties, Inc.
------------------------------------------------------------------------------


(c) SRA holds warrants to acquire 750,000 shares of Issuer common stock, exercisable January 1, 2003, acquired pursuant to an investment advisory agreement entered into effective January 1, 2000.

(d) Other than these three agreements, there are no contracts, arrangements, understandings or relationships between the filing persons and any other party with respect to any of the Issuer common stock owned by Mr. Atkins, Mr. Hewitt, RRTC, SI, SD, SRC, SRP, SRA, or any other party.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit 99.1:   Power of Attorney (Sheridan Realty Advisors, LLC)
            Exhibit 99.2:   Joint Filing Statement


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    August 24, 2001
                                    ------------------------------------------
                                    Date

                                    /s/ DEBORAH J. FRIEDMAN
                                    ------------------------------------------
                                    Signature

                                    Deborah J. Friedman, Attorney-in-Fact
                                    -------------------------------------------
                                    Name/Title

                                    Power of Attorney for Mr. Atkins and
                                    Mr. Hewitt each filed September 29, 2000

                                    Power of Attorney for Sheridan Investments,
                                    LLC and Sheridan Development, LLC, each
                                    filed June 28, 2001

                                    Power of Attorney for Sheridan Realty
                                    Partners, L.P. and Sheridan Realty
                                    Corporation, each filed September 29, 2000

                                    Power of Attorney for Sheridan Realty
                                    Advisors, LLC filed as an Exhibit to this filing